FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 333-124825

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

 (011) (30) (210) 452 8770

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached hereto as Exhibit 1 is a press release dated January 8, 2007 announcing that FreeSeas Inc. is under new structure and leadership

Exhibit 1

FreeSeas Inc. Under New Structure and Leadership

Piraeus, Greece, January 8, 2007 –FreeSeas Inc. (NASDAQ:  FREE, FREEW and FREEZ), a provider of seaborne transportation for dry bulk cargoes, announced today the closing of the previously announced transaction pursuant to which an entity owned by Mr. Ion Varouxakis acquired an aggregate of 2,812,500 shares of FreeSeas from affiliates of two former principals of FreeSeas and Mr. Ion Varouxakis assumed management control. Simultaneously, Mr. Varouxakis sold and transferred 70,600 shares to family members and 2,108,782 shares to FS Holdings Limited, an entity controlled by members of the Restis family. Mr. Varouxakis agreed to sell 305,921 shares to an institutional investor.  As a result of these transactions, Mr. Varouxakis together with his family and FS Holding Limited will each own approximately 33% of the issued and outstanding common stock of FreeSeas.

Immediately following the closing, the Board of Directors met, and appointed Mr. Ion Varouxakis Chairman of the Board, President and interim Chief Financial Officer and elected two new directors to fill the vacancies created by the transaction. The two new directors are Mr. Kostas Koutsoubelis who is the Group Financial Director of the Restis interests and Mr. Dimitrios Panagiotopoulos who is Head of Shipping and Corporate Banking of Proton Bank. The Board of Directors now consists of Messrs. Ion Varouxakis, Kostas Koutsoubelis, Focko Nauta, Matthew McCleery, and Dimitrios Panagiotopoulos. The size of the Board of Directors was also reduced from seven members to five members.

Mr. Varouxakis stated: “I believe that today’s changes will streamline and strengthen FreeSeas’ management and its ability to formulate and execute an optimal growth strategy for our company. Furthermore, the addition of Messrs. Koutsoubelis and Panagiotopoulos to the Board will add significant depth as they bring a broad range of business and financial experience to FreeSeas.

We are pleased to have the Restis family, through an affiliate, as a 33% shareholder of FreeSeas given their prominent position and leadership in international shipping.  Their interests include ownership and operation of a substantial number of vessels along several segments of the shipping industry as well as cargo and chartering interests.

FreeSeas’ management is presently exploring ways to enhance commercially the operations of our fleet using the resources of Safbulk, an entity controlled by the Restis family.  FreeSeas is currently enjoying the industry’s robust start to the New Year.

The M/V ‘Free Fighter’ was delivered to the new charterers last week, upon completion of her scheduled Special Survey and upgrading, at a gross daily rate of US $23,500 until the beginning of February; the M/V ‘Free Destiny’ is chartered at a gross rate of US $13,000 until the beginning of February, and the M/V ‘Free Envoy’ is chartered at a gross rate of US$16,000 until March/April.

Our next objective is to acquire additional tonnage to significantly expand our operation in a company transforming exercise.”

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece.  FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry-bulk vessels.  Currently, it has a fleet of three Handy-size vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Capita l Market under the symbols FREE, FREEW and FREEZ , respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be  correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:	Investor Relations / Financial Media:

Ion Varouxakis

Chairman, President

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

Tel:  011-30-210-45-28-770

Fax: 011-30-210-429-10-10

E-Mail: info@freeseas.gr

           igv@freeseas.gr

           www.freeseas.gr

Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue – Suite 1536 New York, NY 10160, USA Tel: (212) 661-7566 Fax: (212) 661-7526 E-Mail: nbornozis@capitallink.com www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: January 8, 2007

By: /s/ Ion Varouxakis

Ion Varouxakis, Chairman, President